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ANNUAL INFORMATION FORM
for the year ended October 31, 2003

March 1, 2004

DOCUMENTS INCORPORATED BY REFERENCE

  Financial Statements and notes thereto are contained in the 2003 Annual Report on pages 6 to 13.

  Management's Discussion and Analysis of Financial Condition and Results of Operations is contained in the 2003 Annual Report on pages 15 to 18.

  Management Information Circular dated as of January 9, 2004.

REPORTING CURRENCY AND FINANCIAL INFORMATION

        Monetary amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of March 1, 2004, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $ 1. 3395.

INCORPORATION

        Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the laws of the Province of Ontario on November 15, 1961 as a specialized investment holding company. Following its incorporation, Central Fund invested mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. During 1983, Central Fund changed its character to that of a specialized holding company the assets of which were held through its wholly-owned subsidiaries primarily as gold and silver bullion.

        On April 5, 1990, Central Fund was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario. Pursuant to the Asset Transfer Agreements dated as of June 30, 1990, between Central Fund and each of its then wholly-owned subsidiaries, Central Fund purchased the assets of such subsidiaries, which consisted primarily of gold and silver in bar form, and gold and silver bullion certificates. These subsidiaries were in turn wound up and dissolved subsequent to the above transaction.

        The head office of the Company is located at Suite 805, 1323 15th Avenue S.W., Calgary, Alberta T3C 0X8 and the investor inquiries office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

DESCRIPTION OF THE BUSINESS

General

        Central Fund's objective is to provide an investment alternative for investors interested in holding marketable gold and silver related investments. Its policy is to invest primarily in long-term holdings of gold and silver bullion and not to actively speculate with regard to short-term changes in gold and silver prices. Central Fund's investment policies established by the Board of Directors require it to hold at least 90% of its net assets in gold and silver bullion, primarily in bar form. Currently, on a physical basis, 50 ounces of silver are held for each ounce of gold held. As of January 31, 2004, Central Fund's net assets at market value of approximately $287.5 million consisted of 55.0% gold bullion and certificates, 42.8% silver bullion and certificates, and 2.2% cash, marketable securities and other working capital amounts. Central Fund expects these relative percentages to vary, but it does not intend to substantially increase the relative proportion of cash and marketable securities (except when cash flow increases for the reasons noted in the 2003 Annual Report to Shareholders under Liquidity and Capital Resources). Central Fund believes that it is the only company listed on a United States or Canadian stock exchange with the specific investment policies outlined below.

Investment Policies and Operations of Central Fund

        Central Fund is a specialized investment holding company whose investment objective is to hold the vast majority of its net assets in gold and silver bullion, primarily in bar form. Central Fund's investment policy is determined by its Board of Directors, subject to the provisions of its articles. A summary of Central Fund's policy regarding the components of its net assets is as follows:

1.
At least 85% of Central Fund's net assets shall consist of long-term holdings of gold and silver bullion in bar form.

2.
At least 90% of Central Fund's net assets shall consist of gold and silver bullion in bar and certificate form.

3.
Central Fund intends that any portion of its non-cash net assets not invested in gold and silver bullion shall be invested primarily in marketable securities related to the gold and silver markets and industries.

4.
Central Fund's policy is to only hold "cash assets" (consisting of cash and short-term obligations issued or guaranteed by the governments of Canada or the United States, or any political subdivisions thereof, short-term deposits with financial institutions or investment grade commercial paper) for the purposes of paying dividends and expenses, to facilitate the purchase of the above-described non-cash assets, and to generate interest income.

5.
Generally, at the time it invests in gold and silver bullion, Central Fund intends that no more than 10% of its net assets shall be cash assets.

        With regard to Central Fund's holding of gold and silver bullion in bar form, it is Central Fund's policy to assess from time to time its mix of such gold and silver bullion based on management's analysis of the current, historical and projected gold to silver price relationship, supply and demand factors and management's analysis of Central Fund's current holdings of gold and silver bars. It is Central Fund's intention to hold both gold and silver bars, but not necessarily in the same proportion as is currently held.

        With regard to Central Fund's holdings of bullion certificates and marketable securities, the relative proportions of these items may vary from time to time according to management's assessment of market factors and relative investment opportunities. To the extent that Central Fund varies its mix between gold and silver bullion it intends to do so primarily through varying the mix of its gold and silver bullion certificates.

        The articles of Central Fund require that at least 75% of the market value of Central Fund's non-cash net assets be invested in gold and silver related investments. This requirement can be changed only with approval of the holders of Central Fund's Class A shares, to be given in the manner set out under "Investment Restrictions" below.

        Central Fund's income objective is secondary to its investment objective of holding almost its entire net assets in gold and silver bullion, primarily in bar form. Thus, it only seeks to achieve adequate cash flow to cover expenses and to meet the Class A shares' dividend requirements. However, this does not preclude management from taking steps to generate additional cash flow from time to time if its assessment of investment opportunities and relative risk are in keeping with Central Fund's primary investment objective. (Additional cash flow might also have to be generated in the event that (a) Central Fund realizes capital gains in excess of its expenses and tax losses carried forward for Canadian income tax purposes and (b) Central Fund distributes such capital gains to its shareholders in order that the tax on such gains payable by Central Fund may be refundable as discussed below under "Taxation").

Investment Restrictions

        The articles of Central Fund contain provisions to the effect that Central Fund may not:

  (i)
  invest less than 75% of the market value of Central Fund's non-cash net assets in gold and silver related investments;

  (ii)
  purchase any security (other than short-term government securities, short-term deposits with financial institutions and investment grade commercial paper) issued by any issuer if, immediately after and as a result of such purchase, more than 10% of Central Fund's net assets would consist of securities issued by such issuer;

  (iii)
  purchase any security issued by any issuer if, immediately after and as a result of such purchase, Central Fund would own more than 10% of any class of the outstanding securities issued by such issuer;

  (iv)
  purchase any security or property on margin or otherwise incur indebtedness (other than in the ordinary course related to settlements of its principal positions in securities or bullion) aggregating at any time in excess of 5% of its total net assets;

  (v)
  invest in securities of any issuer of which more than 5% of the issued and outstanding voting shares are beneficially owned, either directly or indirectly, by any officer or director of Central Fund or by any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any combination thereof;

  (vi)
  purchase securities from, or sell securities to, any person that is the holder of 10% or more of Central Fund's common shares, any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any officer or director of any of the foregoing or of Central Fund.

        There is no restriction on the maximum proportion of the assets of Central Fund which may be invested in gold and silver bullion.

        The above restrictions can only be changed with the prior approval of the holders of Class A shares then outstanding given in writing by the holders of all of the Class A shares or by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class A shares duly called for such purpose. Within these restrictions the Board of Directors determines Central Fund's investment policies which may be changed without notice to or vote by the holders of Class A shares. In connection with its U.S. public offering in August 1987 Central Fund modified its investment policies to, among other things, increase the percentage of its non-cash net assets to be held in gold and silver in bar form and as otherwise set forth herein. Prior to such offering, Central Fund had not changed its investment policies since 1983, and it has no present intention of changing said policies.

Administration

        Pursuant to the assignment of the administration agreement dated as of April 10, 1990, The Central Group Alberta Ltd., ("CGAL"), assumed responsibility for the administration of the business and affairs of Central Fund. The services provided include the provision of general market and economic advice with respect to the investment of Central Fund's assets in accordance with its investment policies and restrictions, subject to the ultimate approval of the Board of Directors of Central Fund. Under the terms of the Administration Agreement, CGAL arranges for certain services from others, including Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a director of Central Fund, who provides general advice in relation to economic analysis of bullion market trends and developments, and Dr. Hans F. Sennholz, a monetary expert, who provides general economic advice. CGAL pays for these services out of the fees paid to it by Central Fund pursuant to the Administration Agreement. The shares of CGAL are two-thirds owned by Mr. Philip M. Spicer (Chairman and a director of Central Fund), and one-third owned by his son, Mr. J.C. Stefan Spicer (President, CEO and a director of Central Fund).

        In addition, CGAL provides and pays for office services, supplies and facilities and through its staff generally oversees the day-to-day administration of Central Fund's affairs. Central Fund is responsible for the payment of direct expenses such as brokerage, listing, legal, audit, insurance, safekeeping and transfer fees, directors' fees and expenses, taxes and expenses incurred with respect to reporting to its shareholders. It is Central Fund's intention that its total annual operating expenses, including the fees payable to CGAL under the Administration Agreement but excluding income taxes, not exceed one percent of its total assets; however, in view of the costs associated with maintaining holdings of gold and silver bullion, Central Fund cannot assure that annual expenses will not exceed one percent.

        In consideration for services rendered pursuant to the Administration Agreement, Central Fund pays CGAL a monthly fee based on Central Fund's net assets determined for such month. The fee is computed at the annual rate of one-half of one percent on such assets up to U.S. $50,000,000, three-eighths of one percent on the next U.S. $50,000,000 and one-quarter of one percent on such assets over U.S. $100,000,000. Fees paid by Central to CGAL in this regard for the fiscal years ended October 31, 2003, 2002 and 2001 were, in U.S. dollars, $663,409, $447,589 and $334,609 respectively. The Administration Agreement may be amended at the discretion of Central Fund's board of directors and CGAL without the approval of Central Fund's shareholders.

        The initial term of the Administration Agreement, as assigned to CGAL, ended October 31, 1990, but such agreement continues from year to year unless terminated by Central Fund. Central Fund has not terminated such agreement. The Administration Agreement is not subject to periodic approval by Central Fund's Class A shareholders; however, Central Fund has the right at any time to terminate the Administration Agreement on the maturity date or any renewal thereof by not less than sixty days' notice if a majority of the Board of Directors of Central Fund (excluding those who are also directors, officers, employees or shareholders of CGAL and any of its affiliates, or of its advisers, to Central Fund through CGAL) determine that the performance of CGAL is in their opinion not satisfactory and also if such termination is then approved by the holders of the Class A shares then outstanding. Such approval is to be given in writing by the holders of all of the Class A shares or by the affirmative vote of at least a majority of the votes cast at a meeting of such holders duly called for such purpose.

Brokerage Allocation

        Central Fund has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion and marketable securities. Transactions in marketable securities involve the cost of brokerage commissions. Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices. Central Fund's policy is to execute all bullion and marketable security transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

        Because gold and silver prices are established in an extensive international market which is not dominated by any single party, Central Fund believes that it competes on an equal basis with other entities in buying and selling gold and silver bullion and bullion investments.

Principal Properties

        Central Fund's properties consist chiefly of its gold and silver bullion, all of which is stored either in the vaults (bars) or on deposit (certificates) with the Canadian Imperial Bank of Commerce ("CIBC") in Toronto and Vancouver, Canada. At October 31, 2003 the composition of gold and silver bullion held by Central Fund was as follows:

Gold Bullion:	Fine Ounces
Long-term physical holdings, 100 oz. and 400 oz. bars	291,894
Bullion certificates issued by CIBC	5,151

297,045

Silver Bullion:	Ounces
Long-term physical holdings, 1000 oz. bars	14,600,809
Bullion certificates issued by CIBC	245,572

14,846,381

        The gold and silver bars are segregated, specifically identified by bar number and weight, and are insured to full current market value against destruction, disappearance or wrongful abstraction with a standard war risk exclusion. The physical bullion holdings may only be released by CIBC upon receipt of a certified resolution of Central Fund's Board of Directors authorising such release. Central Fund intends to maintain insurance on its current physical bullion holdings to the extent that such insurance is available at commercially reasonable rates.

        The bullion certificates are deposited with CIBC, registered in the nominee name of CIBC and are insured by it and not by Central Fund itself. Central Fund, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer. In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC. At October 31, 2003, CIBC's total assets were in excess of Cdn. $277 billion, and its net worth was approximately Cdn. $14 billion.

        On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this issue were $60,000 and net proceeds were $15,600,000.

        The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of the net proceeds, $1,101,496, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,424,614. Costs relating to this issue were $15,000 and net proceeds were $2,409,614.

        The Company used the net proceeds from this private placement to purchase 3,936 fine ounces of gold at a cost of $1,227,892 and 190,871 ounces of silver at a cost of $894,364, both in physical bar form. The balance of the net proceeds, $287,358, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On June 6, 2002, the Company, through a public offering, issued 11,584,660 Class A shares for gross proceeds of $46,112,740. Costs relating to this public offering were $474,893 and net proceeds were $45,637,847.

        The Company used the net proceeds from this public offering to purchase 76,273 fine ounces of gold at a cost of $24,625,947 and 3,799,742 ounces of silver at a cost of $18,998,711. Of these quantities, all but 887 fine ounces of gold were purchased in physical bar form. This remainder was purchased in certificate form. The balance of the net proceeds of $2,013,189 has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were approximately $125,000 and net proceeds were approximately $14,558,200.

        The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of the net proceeds, $959,549, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099.

        The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of the net proceeds, $1,351,379, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $71,451,040.

        The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600, in physical bar form. The balance of the net proceeds of approximately $3,106,750 was retained by the Company in interest bearing cash deposits for working capital purposes.

SELECTED FINANCIAL INFORMATION

        The selected financial data presented below should be read in conjunction with the Financial Statements and notes thereto included in Central Fund's October 31, 2003 Annual Report to Shareholders which Financial Statements and notes thereto are incorporated herein by reference. In particular, reference should be made to Note 7 to the Financial Statements which describes the difference between Canadian and United States generally accepted accounting principles ("GAAP") with regard to the presentation of Central Fund's unrealized appreciation (depreciation) of investments. The net asset value of Central Fund is identical under both Canadian and United States GAAP.

	As of or for the fiscal year ended October 31,(1)
Net Asset Data:
	2003	2002	2001	2000	1999
Net assets at end of year	$194,663,349	132,447,600	66,351,795	68,364,799	76,219,208
Net asset value per Class A share at end of year(1)	4.35	3.70	3.42	3.52	3.98
Income Data:
Total income (loss)	$49,374	(862,841)	79,132	144,212	(304,839)

Net loss under Canadian GAAP	$(1,470,692)	(1,895,800)	(634,412)	(597,597)	(1,058,474)
Unrealized appreciation (depreciation) of investments during the year	$26,334,605	3,795,333	(1,184,463)	(8,250,543)	2,405,024

Net income (loss) under U.S. GAAP	$24,863,913	1,899,533	(1,818,875)	(8,848,140)	1,346,550

Net income (loss) per Class A share:
Canadian GAAP	$(0.03)	(0.07)	(0.03)	(0.03)	(0.06)
U.S. GAAP	$0.59	0.11	(0.09)	(0.46)	0.07
Cash dividends per Class A share:
Canadian funds	$0.01	0.02	0.02	0.01	0.01
U.S. funds	$0.01	0.01	0.01	0.01	0.01

(1)
For calculation of net asset value per Class A share see Note 1(c)(ii) to the Financial Statements.

Exchange Rate

        The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended October 31, 2003 as reported by the Bank of Canada were as follows:

	(Cdn. $ per U.S. $1.00)
Year Ended October 31
	Average	Last	Low	High
1999	1.4977	1.4718	1.4505	1.5555
2000	1.4734	1.5271	1.4341	1.5310
2001	1.5340	1.5867	1.4936	1.5867
2002	1.5737	1.5603	1.5110	1.6132
2003	1.4422	1.3197	1.3038	1.5902

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information set forth on pages 15 to 18 of Central Fund's 2003 Annual Report is incorporated herein by reference.

CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Capital Structure

        The capital of the Company consists of 50,000 common shares without nominal or par value, of which 40,000 such shares were outstanding at the date hereof, and 100,000,000 Class A non-voting shares without nominal or par value, of which 59,896,320 such shares were outstanding at the date hereof.

  Class A Non-voting Shares

        Notice of Meetings.    Holders of Class A non-voting shares are entitled to notice of and to attend all meetings of shareholders. Holders of Class A non-voting shares are not entitled to vote at any meetings of shareholders of Central Fund except as provided for by law and with respect to those matters set out in the articles of the Company, the majority of which are described below.

        Certain Voting Rights.    So long as any Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose:

  (i)
  approve any change in the minimum amount of Central Fund's assets which must be invested in gold and silver related investments as required by its articles of incorporation. This minimum amount is currently set at 75% of the market value of the non-cash net assets of the Company;

  (ii)
  approve any change in the restrictions on the investments which Central Fund is permitted to make;

  (iii)
  issue more than an additional 10,000 common shares;

  (iv)
  create any class of shares ranking in preference or priority to the Class A non-voting shares:

  (v)
  create any class of shares ranking as to dividends in preference to or on a parity with the common shares:

  (vi)
  consolidate or subdivide the common shares, except where the Class A non-voting shares are consolidated or subdivided on the same basis;

  (vii)
  reclassify any shares into Class A non-voting shares or common shares; or

  (viii)
  provide to the holders of any other class of shares the right to convert into Class A non-voting shares or common shares.

        In addition, so long as any of the Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of a majority of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose, appoint any person, firm or corporation to replace the Administrator (or any duly authorized replacement of the Administrator) or to perform generally the duties and responsibilities of the Administrator under the Administration Agreement.

        Dividends.    The Class A non-voting shares are entitled to receive a preferential non-cumulative dividend of U.S.$0.01 per share per annum and thereafter to participate pro rata in any further dividends with the common shares on a share-for-share basis.

        Purchase for Cancellation of Class A Non-voting Shares.    Central Fund may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market or by invitation for tenders to all holders all or any part of the Class A non-voting shares then outstanding at the market price or lowest tender price per Class A non-voting share, as the case may be.

        Rights on Liquidation.    In the event of liquidation, dissolution or winding-up of Central Fund, the holders of Class A non-voting shares are entitled to receive U.S.$3.00 per share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of Central Fund are distributed to the holders of common shares or any shares ranking junior to the Class A non-voting shares. The holders of Class A non-voting shares are entitled to participate pro rata in any further distributions of the assets of Central Fund with the holders of the then outstanding common shares on a share-for-share basis.

        Redemption.    Any holder of Class A non-voting shares is entitled, upon 90 days' notice, to require Central Fund to redeem on the last day of any of Central Fund's fiscal quarters, all or any of the Class A non-voting shares which that person then owns. The retraction price per Class A non-voting share shall be 80% of the net asset value per Class A non-voting share as of the date on which such Class A non-voting shares are redeemed. The articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws and regulations.

  Common Shares

        The common shares entitle the holders to one vote per share at all annual and general meetings of the shareholders. The rights of common shares in respect of dividends and upon liquidation rank secondary to those of the Class A non-voting shares as described above.

        Certain of the holders of a majority of the common shares have previously agreed that none of them may transfer their common shares unless: (1) as a condition of the completion of such transfer, the transferee agrees to be bound by similar terms; or (2) there has been obtained the prior approval of the board of directors of Central Fund (excluding any directors who are holders or nominees of holders of common shares). The same holders of common shares as a group may not transfer their common shares without the prior approval of the board of directors as described above.

Market for Securities

        Central Fund's Class A shares have been listed on the American Stock Exchange since April 3, 1986 and on The Toronto Stock Exchange since 1965. On January 31, 2004, there were 921 registered holders of record of the Class A shares, the substantial majority of beneficial holdings being in unregistered form. Central Fund believes that a majority of the Class A shares are held by U.S. residents.

        The following table sets forth the high and low closing market prices of Central Fund's Class A shares and trading volumes as reported on such exchanges as well as the high and low net asset value per Class A share based upon the London second gold fix and the daily London silver fix:

	Net Asset Value (U.S. $)		American Stock Exchange (U.S. $)			Toronto Stock Exchange (Cdn. $)
Fiscal Quarter Ended
	High	Low	High	Low	Volume	High	Low	Volume
2003 — October 31	4.45	4.06	4.93	4.57	9,051,900	6.89	6.20	4,286,500
July 31	4.21	3.89	4.68	4.10	9,663,600	6.57	5.50	2,340,200
April 30	4.21	3.71	5.49	4.39	9,294,100	8.24	6.35	3,811,500
January 31	4.17	3.67	5.03	4.16	7,366,000	7.64	6.52	2,435,400
2002 — October 31	3.82	3.62	4.39	4.03	5,192,600	7.00	6.28	3,541,400
July 31	4.01	3.68	4.91	3.92	14,373,300	7.50	6.11	2,167,200
April 30	3.73	3.43	3.99	3.62	1,794,100	6.26	5.60	414,900
January 31	3.66	3.30	3.58	3.20	721,800	5.73	4.95	133,400

        Central Fund's 40,000 issued and outstanding common shares are closely held and are not publicly traded. On January 31, 2004 there were 58 registered holders of record of such common shares.

DIRECTORS AND OFFICERS

        The directors and officers of Central Fund, and nominees for director, are listed below. Terms of office run from the date of election or appointment until the close of the next annual meeting.

Name, Residence and Principal Occupation	Position and Office with Central Fund	Year Elected or Appointed to Position
John S. Elder Q.C. Toronto, Ontario Partner, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director(C)	1983
Douglas E. Heagle Oakville, Ontario Chairman of NSBL International (International Investor)	Director(A)(C)(I)	1964
Ian M.T. McAvity Toronto, Ontario Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Director(E)	1983
Michael A. Parente CMA, CFP Hamilton, Ontario Director of Finance of First Ontario Credit Union Ltd.	Director(I)	1992
Robert R. Sale Tortola, British Virgin Islands Corporate Director	Director(A)(C)(I)	1983
Dale R. Spackman Q.C. Calgary, Alberta Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director(E)	2001 1990
J.C. Stefan Spicer Ancaster, Ontario President & CEO of Central Fund of Canada Limited and Portfolio Manager of All-Canadian Management Inc. (Mutual Fund Manager)	President, CEO and Director(E)	1997 1995
Philip M. Spicer Ancaster, Ontario President of The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director(E)	2001 1961
Malcolm A. Taschereau Navan, Ontario Retired Gold Mining Executive	Director(A)(C)(I)	1985
Catherine A. Spackman CMA Calgary, Alberta Treasurer of The Central Group Alberta Ltd. (Administrator of Central Fund)	Treasurer	1989

        For description of (A), (C), (E) and (I), see following page.

(A)  Member of Audit Committee

        The Audit Committee meets at least annually with management and the external auditors to discuss the independence of the internal auditors; the scope of the annual audit; the audit plan; access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee has direct communication with the outside auditors as may be appropriate to discuss and review specific issues that may arise. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis as well as the related press releases. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the shareholders the re-appointment of the external auditors. It also reviews annually the form and adequacy of the compensation of the directors of the Company with a view to having the compensation realistically reflect the responsibilities and risks in being an effective director. The Committee also pre-approves all non-audit services proposed to be provided by the external auditors. No such services other than minor tax-related advice were provided during the past fiscal year. The external auditors of the Company are, as a matter of policy, currently precluded by the Board from supplying actuarial services; appraisal or evaluation services, fairness opinion or contribution-in-kind reports; bookkeeping or other services related to the accounting records or financial statements; broker or dealer, investment advisor or investment banking services; financial information systems design and implementation; internal audit outsourcing; legal services or expert services related to the audit; and management functions or human resources. The charter of the Audit Committee is set out on Central Fund's website. Mr. Heagle chairs the Audit Committee.

(C)  Member of Corporate Governance Committee

        The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, facilitating education programs for all directors, assessing the size and effectiveness of the Board as a whole and of the Committee as well as assessing the contribution of individual Board members. The Committee's responsibility extends to ensuring that the board can function independently of management and monitoring the board's relationship to management. It reviews the communications policy of Central Fund to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The Committee meets independently of management from time to time or as necessary. Mr. Sale chairs the Corporate Governance Committee.

(E)  Member of Executive Committee

        The Executive Committee meets occasionally between regularly scheduled Board meetings and is delegated authority to deal with most matters. The proceedings of the Executive Committee are reviewed by the Board.

(I)   May be regarded as independent under the proposed corporate governance guidelines of the Ontario Securities
        Commission.

RISK FACTORS

        The following are certain factors relating to the business of the Company which prospective investors should consider carefully before deciding whether to purchase Class A non-voting shares.

  Gold and Silver Price Volatility

        Central Fund's business almost entirely involves investing in pure gold and silver bullion. Therefore, the principal factors affecting the price of the Class A shares are factors which affect the price of gold and silver, and which are beyond the Company's control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold or silver producers as gold or silver producers have considerable inherent operational risks, resulting in more volatile share prices of such producers. Central Fund's net assets are denominated in U.S. dollars. As at October 31, 2003, the Company's assets were made up of 58.9% gold bullion, 39.2% silver bullion and 1.9% cash, marketable securities and other working capital amounts.

        The Company does not engage in any leasing, lending or hedging activities involving these assets, so the value of the shares will depend on, and typically fluctuate within the price fluctuations of such assets.

        The gold and silver prices may be affected by a variety of unpredictable international economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rate volatility and unexpected global or regional political or economic events.

        Central Banks have traditionally held gold within their international reserves, but in recent years have been selling within a collective 400 tonnes per annum limit of The Washington Accord of 1999, which expires in September 2004. That agreement is expected to be renewed, but the quantities and term are not yet determined. Speculation in this regard can impact the sentiment of the gold market.

        Changing tax, royalty and land ownership regulations under different political regimes can impact market expectations for future gold and silver supplies. This can impact gold and silver mining shares,

  Price Volatility of Non-gold and Silver Assets and Other Commodities

        To the extent that the Company holds a nominal amount of securities of issuers in the precious metal industry, the value of such securities can also be affected by the same types of economic and political considerations.

        In addition, Central Fund's business may also he affected to a lesser extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

ADDITIONAL INFORMATION

        There are no officers or employees of Central Fund who receive remuneration from Central Fund for acting in such capacity. Officers who are also directors receive the standard director's fee, except that Messrs. P. Spicer and S. Spicer receive no remuneration as directors from Central Fund. Central Fund does not have any retirement or benefit plans. No director or officer of Central Fund is or has been indebted to Central Fund. Mr. Dale Spackman and Mrs. Catherine A. Spackman are husband and wife.

        As of the date hereof, the directors and officers of Central Fund as a group beneficially own, directly or indirectly, approximately 58.6% of the outstanding common shares of Central Fund.

        Central Fund's Registrar and Transfer Agent is CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver. CIBC Mellon's Co-Transfer Agent for business in the United States is Mellon Investor Services LLC in New York.

        Central Fund will provide to any person, upon request to Central Fund's President, Treasurer or Secretary at the Shareholder and Investor Inquiries' office located at Box 7319, Ancaster, Ontario L9G 3N6, the following additional information:

  (a)
  when securities of Central Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i)
  one copy of Central Fund's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    (ii)
    one copy of the comparative financial statements of Central Fund for its most recently completed financial year, together with the accompanying report of Central Fund's auditor, and one copy of any of Central Fund's interim financial statements subsequent to the financial statements for the most recently completed financial year;
    (iii)
    one copy of Central Fund's Management Information Circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and
    (iv)
    one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Central Fund may require the payment of a reasonable charge if the request is made by a person who is not a holder of Central Fund's securities.

        Additional information, including directors' and officers' remuneration, principal holders of Central Fund's Class A shares and common shares and interests of insiders in material transactions, where applicable, is contained in Central Fund's Management Information Circular dated as of January 9, 2004 in connection with its annual meeting of shareholders to be held on February 23, 2004. Additional financial information is provided in Central Fund's 2003 Annual Report. Copies of Central Fund's Management Information Circular dated as of January 9, 2004 and the 2003 Annual Report may also be obtained by visiting our Website at www.centralfund.com.

        Further information relating to Central Fund may be found on SEDAR at www.sedar.com.

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ANNUAL INFORMATION FORM
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
REPORTING CURRENCY AND FINANCIAL INFORMATION
INCORPORATION
DESCRIPTION OF THE BUSINESS
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CAPITAL STRUCTURE AND MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
RISK FACTORS
ADDITIONAL INFORMATION